# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Credit Acceptance Corporation, CIK 0000885550
CUSIP: 225310101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 25505 West Twelve Mile Road, Southfield, Michigan (MI), 48034-8339
Date of event which requires filing of this statement: 06/05/2026
Filed by CIK 0001568982
Persons authorized to receive notices and communications: Bradley J. Wyatt, Greenberg Traurig, LLP, 2375 E Camelback Road, Suite 800, Phoenix, Arizona (AZ), 85016, 602-445-8057

## Reporting persons
- The Donald A. Foss 2009 Remainder Trust: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); source of funds: other (OO); sole voting power 0; shared voting power 796,323; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 796,323 (7.6% of the class)
  Comment: *The percentage is calculated based upon total outstanding shares of 10,460,071 as of April 23, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 5, 2026
- The Donald A. Foss 2010 Remainder Trust: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); source of funds: other (OO); sole voting power 0; shared voting power 493,319; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 493,319 (4.7% of the class)
  Comment: *The percentage is calculated based upon total outstanding shares of 10,460,071 as of April 23, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 5, 2026.
- Jill Foss Watson Living Trust: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); source of funds: other (OO); sole voting power 92,107; shared voting power 0; sole dispositive power 92,107; shared dispositive power 0; aggregate amount beneficially owned 92,107 (0.9% of the class)
  Comment: *The percentage is calculated based upon total outstanding shares of 10,460,071 as of April 23, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 5, 2026.
- Jill Foss Watson Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); source of funds: other (OO); sole voting power 53,846; shared voting power 0; sole dispositive power 53,846; shared dispositive power 0; aggregate amount beneficially owned 53,846 (0.4% of the class)
  Comment: *The percentage is calculated based upon total outstanding shares of 10,460,071 as of April 23, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 5, 2026.
- Karol A. Foss Irrevocable Grandchildren's Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 83,714; shared voting power 0; sole dispositive power 83,714; shared dispositive power 0; aggregate amount beneficially owned 83,714 (0.8% of the class)
  Comment: *The percentage is calculated based upon total outstanding shares of 10,460,071 as of April 23, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 5, 2026.
- Jill Foss Watson (CIK 0001568982): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 229,667; shared voting power 1,289,642; sole dispositive power 229,667; shared dispositive power 0; aggregate amount beneficially owned 1,519,309 (14.5% of the class)
  Comment: *The percentage is calculated based upon total outstanding shares of 10,460,071 as of April 23, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 5, 2026.
  
  ** Mrs. Watson is the co-trustee of the Donald A. Foss 2009 Remainder Trust and the Donald A. Foss 2010 Remainder Trust. Mrs. Watson is the trustee of the Jill Foss Watson Living Trust and the Karol A. Foss Irrevocable Grandchildren's Trust. Mr. Todd Watson, spouse of Jill Foss Watson, is the trustee of the Jill Foss Watson Irrevocable Trust.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Credit Acceptance Corporation
Address of issuer's principal executive offices: 25505 West Twelve Mile Road, Southfield, Michigan (MI), 48034-8339
Comment: Explanatory Note: This Schedule 13D Amendment No. 13 is being filed to reflect (1) a change in addresses of the Reporting Persons, and (2) the disposition by the Reporting Persons of shares of the Issuer's common stock. Previously, Mrs. Watson has reported the shares held on behalf of the Jill Foss Watson 2014 Children's Trust FBO Gwyneth Ellen Watson and the Jill Foss Watson 2014 Children's Trust FBO Duncan Todd Watson. Mrs. Watson's spouse, Mr. Todd Watson, serves as sole trustee of those trusts. Mrs. Watson is no longer reporting beneficial ownership on behalf of the shares held by those trusts as she no longer has influence over investment decisions on behalf of the trusts.

## Item 2. Identity and Background
Name of person filing: This statement is filed jointly by the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust, the Jill Foss Watson Living Trust, the Karol A. Foss Irrevocable Grandchildren's Trust, and the Jill Foss Watson Irrevocable Trust, (collectively, the "Trusts"), and Jill Foss Watson, (together with the Trusts, the "Reporting Persons").
Residence or business address: The principal office of the Donald A. Foss 2009 Remainder Trust and the Donald A. Foss 2010 Remainder Trust is 255 E Brown Street, Suite 200, Birmingham, MI 48009. The principal office of Mrs. Watson, the Jill Foss Watson Living Trust, the Jill Foss Watson Irrevocable Trust, the Karol A. Foss Irrevocable Grandchildren's Trust is C/O UBS Financial Services Inc., 1000 Harbor Blvd., 3rd Floor, Weehawken, New Jersey 07086.
Present principal occupation or employment: Mrs. Watson is principally responsible as trustee of the Trusts, except for the Jill Foss Watson Irrevocable Trust.
Criminal convictions in the last five years: During the last five (5) years, none of the Trusts nor Mrs. Watson has been a convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five (5) years, none of the Trusts nor Mrs. Watson has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Trusts are established under the laws of the State of Michigan or as otherwise indicated in this report. Mrs. Watson is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Schedule 13D/A is being filed to report a change in the shares beneficially owned by the Reporting Persons. The Reporting Persons intend to evaluate on an ongoing basis the investments in the Issuer and their options with respect to such investments. The Reporting Persons may from time to time, acquire additional common stock from time to time for investment purposes if market conditions are favorable, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of some or all of the Issuer's common stock that the Reporting Persons beneficially own, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued common stock by the Issuer), gift, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of common stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Persons reserve the right not to acquire common stock at any given time and not to dispose of all or part of common stock the Reporting Persons may own at any given time if they determine such acquisition or disposal is not in their best interests at the time in question.

Other than as described above, the Reporting Persons does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Issuer's present capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Donald A. Foss 2009 Remainder Trust directly holds 796,323 shares, which represents 7.6% of the common stock of the Issuer; the Donald A. Foss 2010 Remainder Trust directly holds 493,319 shares, which represents 4.7% of the common stock of the Issuer; the Jill Foss Watson Living Trust directly holds 92,107 shares, which represents 0.9% of common stock of the Issuer; the Jill Foss Watson Irrevocable Trust directly holds 53,846 shares, which represents 0.5% of common stock of the Issuer; and the Karol A. Foss Irrevocable Grandchildren's Trust holds 83,714 shares, which represents 0.8% of common stock of the Issuer. Mrs. Watson may be deemed to beneficially own an aggregate of 1,519,309 shares, which represents 14.5% of common stock of the Issuer by virtue of her capacity as trustee/co-trustee of the Trusts.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Donald A. Foss 2009 Remainder Trust - Mrs. Watson shares voting power over 766,323 shares as trustee; provided, that Allan Apple, co-trustee, retains investment discretion over the shares.

The Donald A. Foss 2010 Remainder Trust - Mrs. Watson shares voting power over 493,319 shares as trustee; provided, that Allan Apple, co-trustee, retains investment discretion over the shares.

Jill Foss Watson Living Trust - Mrs. Watson has sole voting and dispositive power over 92,107 shares as trustee.
Jill Foss Watson Irrevocable Trust- Mr. Watson has sole voting and dispositive power over 53,846 shares as trustee. Mrs. Watson may be deemed to have beneficial ownership of these shares due to her relationship with Mr. Watson.

Karol A. Foss Irrevocable Grandchildren's Trust - Mrs. Watson has sole voting and dispositive power over 83,714 shares as trustee.

Jill Foss Watson- Mrs. Watson has sole voting power over 229,667 shares, shared voting power over 1,289,642 shares, sole dispositive power over 229,667 shares, and shared dispositive power over 0 shares.
Transactions in the class effected during the past sixty days: On April 21, 2026, the Jill Foss Watson Living Trust sold an aggregate of 9,450 shares of common stock in the open market at a weighted average price of $538.26 per share. None of the other Reporting Persons effected any transactions in shares of common stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The respective beneficiaries of the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust, the Karol A. Foss Irrevocable Grandchildren's Trust, and the Jill Foss Watson Irrevocable Trust ultimately receive the pecuniary benefit of dividends from, or the proceeds from the sale of, the shares held in each respective trust.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Allan Apple is co-trustee of The Donald A. Foss 2009 Remainder Trust and The Donald A. Foss 2010 Remainder Trust and has investment discretion with regard to the assets of the trusts, including the shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement (included as Exhibit A below)

## Signatures
- The Donald A. Foss 2009 Remainder Trust: /s/ Jill Foss Watson, Jill Foss Watson/Trustee (06/05/2026)
- The Donald A. Foss 2010 Remainder Trust: /s/ Jill Foss Watson, Jill Foss Watson/Trustee (06/05/2026)
- Jill Foss Watson Living Trust: /s/ Jill Foss Watson, Jill Foss Watson/Trustee (06/05/2026)
- Jill Foss Watson Irrevocable Trust: /s/ Todd Watson, Todd Watson/Trustee (06/05/2026)
- Karol A. Foss Irrevocable Grandchildren's Trust: /s/ Jill Foss Watson, Jill Foss Watson/Trustee (06/05/2026)
- Jill Foss Watson: /s/ Jill Foss Watson, Jill Foss Watson, Individually (06/05/2026)